UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OPSWARE INC.
(Name of subject company (Issuer))

HEWLETT-PACKARD COMPANY
ORCA ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share (Title of classes of securities)	68383A101 (CUSIP number of common stock)

Charles N. Charnas, Esq.
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Paul T. Porrini, Esq. David K. Ritenour, Esq. Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Christopher E. Austin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*
*
filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☐
  going private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

HP to acquire Opsware Thomas Hogan, SVP, HP Software Ben Horowitz, CEO, Opsware Inc. © 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

2 July 23, 2007 This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware's business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP's and Opsware's Securities and Exchange Commission reports, including but not limited to the risks described in HP's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements. THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. OPSWARE STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE 'TO,' THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 (877) 371-5947, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER. Important Information

3 July 23, 2007 HP to acquire Opsware HP signed a definitive agreement to acquire Opsware Inc. Industry leader in Data Center Automation, one of the fastest growing segments of IT operations Tender offer of $14.25 per share, or an enterprise value of approximately $1.6 billion on a fully diluted basis, net of existing cash and debt Closing expected before the end of HP’s fourth fiscal quarter of 2007 Following the closing, Ben Horowitz is expected to lead the BTO organization within HP Software reporting to Tom Hogan

4 July 23, 2007 HP + Opsware Mitigates risk by driving automated change and compliance throughout the data center Reduces cost by automating repetitive, manual processes Solves customers’ biggest pain point in IT operations – managing change Extends capabilities to automate the entire datacenter: From initial provisioning through ongoing changes and compliance requirements Across servers, networks and storage devices With integrated process automation Removing the latency inherent in today's IT environments Combines market leadership in BSM, ITSM and DCA Provides HP with a leadership position in Data Center Automation

5 July 23, 2007 About Opsware Headquartered in Sunnyvale, CA Founded as a software company in August 2002 Public company with FY07 revenue of $101.7m (66% YOY growth) 550 full-time employees Fastest growing Server Provisioning vendor Leader in Network Change and Configuration Award-winning Run Book Automation 350 of the world’s largest companies are customers including: EDS BT Target Wells Fargo T-Mobile NetApp TiVO Sallie Mae

6 July 23, 2007 Why Data Center Automation? A $120B dollar labor problem Number of devices installed Doubling every 2 years Number of servers installed Doubling every 5 years Number of terabytes of storage Doubling every year 65 million devices installed by 2008 > 2 million terabytes installed by 2008 35 million servers installed by 2008 Servers Network Storage

7 July 23, 2007 And it’s only getting worse Yesterday Today Tomorrow Client/Server Applications confined to a small number of servers and the clients Virtualized Web 10,000’s servers & devices More dynamic environment New data center platform Web Architectures 1000’s of servers 1000’s of network devices Millions of Terabytes of storage The New Data Center

8 July 23, 2007 Combines with HP Software’s leading BSM and ITSM solutions to deliver the next-generation IT operations The Opsware solution Provides leading server/network change & compliance automation Enables closed-loop change execution processes Provides real-time, integrated view of dependencies between servers, networks, storage and processes Mitigates business impact of change Automates operational changes, compliance and processes Maximizes server and network to administrator ratios Provides 80% to 90% improvement in operational efficiencies Automates away expensive labor costs Provides end-to-end IT operations Integrates with leading service management and systems management solutions Accelerates incident remediation leveraging run book automation

9 July 23, 2007 Opsware customer benefits Leading technology provider Global IT service provider Global telco 40 incidents resulting in 20 outages per month reduced to zero Risk $100M projected annual operational savings Cost 2 weeks to provision a hotspot reduced to 6 hours Time

10 July 23, 2007 Why Opsware for HP? Leader in BTO acquires leader in one of the fastest growing segments of IT operations Positions HP as an industry leader in BSM, ITSM and DCA software and services Secures fast-growing revenue stream (66% in FY07) Results-driven, high-performance company with outstanding employees that are expected to be strong additions to HP

HP + Opsware Automating business outcomes in IT operations © 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

12 July 23, 2007 HP BTO Software Centers Business Outcomes APPLICATIONS STRATEGY SAP, Oracle, SOA, J2EE, .Net Project & Portfolio Management Center CIO Office CTO Office SOA Center OPERATIONS Universal CMDB Business Availability Center Operations Center Network Management Center Service Management Center Change and Configuration Center Identity Center BSM ITSM Quality Center Performance Center Application Security Center (pending close of acquisition)

13 July 23, 2007 Industry leading comprehensive solution for IT automation HP + Opsware: IT Operations 2.0 Business Service Management Data Center Automation IT Service Management Business Service Infrastructure, Software, Run Book Automation Incident Management and Process Control Business Availability Center Network Automation Storage Automation Run Book Automation Server Automation Operations Center Network Management Center Service Management Center Change and Configuration Center Identity Center

14 July 23, 2007 Implications for HP Software Target HP configuration management to the client market Focus on application isolation and security configuration management Integrate identity management and network access control Target Opsware’s solution to the data center market Provides full virtualization support Offers integrated device and process configuration mgmt. Change and Configuration Center Universal CMDB is the HP solution Provides federation and reconciliation with authoritative repositories Opsware’s OMDB is the repository for data center configuration Will be federated with the Universal CMDB Universal CMDB

15 July 23, 2007 A winning combination World-class software team 3 HP + Opsware Accelerates our lead in IT automation and BTO 1 2 A comprehensive, integrated solution From automation of business services to infrastructure to processes combining BSM, DCA, and ITSM

Q&A © 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

Questions

Appendix I: Opsware positioning slides © 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

19 Yesterday Today Tomorrow Existing management systems were not built for the new data center architectures Opens an opportunity for a new vendor Client/Server Applications confined to a small number of servers and the clients Virtualized Web 10,000’s servers & devices More dynamic environment New data center platform Web Architectures 1000’s of servers 1000’s of network devices Millions of Terabytes of storage The New Data Center © 2007 Opsware Inc. All rights reserved.  Proprietary and confidential.

20 Opsware automates the complete lifecycle of the entire application infrastructure Systematic, automated way to manage the Data Center © 2007 Opsware Inc. All rights reserved.  Proprietary and confidential.

21 The broadest automation suite © 2007 Opsware Inc. All rights reserved. Proprietary and confidential.

22 Managing all technologies as one 3Com Blue Coat Check Point Cisco Systems Extreme Networks Foundry Networks Juniper Networks Nortel 1000+ Network Devices 36 vendors Brocade Cisco Systems EMC2 Engeni Hitachi IBM Network Appliance Sun Microsystems 100+ Storage Devices © 2007 Opsware Inc. All rights reserved.  Proprietary and confidential.

Providing strong ROI


Operational Costs
without Opsware
Reporting
Compliance
Troubleshoot
Active Inventorying
$22.7M
Security
Provision
Upgrade
Application Change
Global financial institution
$13.9M projected savings
Operational Costs
with Opsware
$8.8M

23
© 2007 Opsware Inc. All rights reserved. Proprietary and confidential.
OPSWARE INC
Automating IT

Appendix II: HP + Opsware IT operations use cases © 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice

25 July 23, 2007 Solving a customer problem with IT Operations 2.0 Incident in production at 4 am (BSM) Network problem surfaces into BAC dashboard –what do you do? (BSM) Log incident in service management system (ITSM) Isolate problem to a network change made on a blade server (BSM) Automate remediation – roll back change automatically on two network components and one server (DCA) Monitor end user experience (BSM) Close ticket (ITSM) Resolving a production incident

26 July 23, 2007 Solving a customer problem with IT Operations 2.0 Acme Co. is opening a new office and is adding 500 insurance agents onsite Current CPU utilization on existing claims application infrastructure is already constrained (BSM) Create RFC to add another server to the cluster (ITSM) Provision server from bare metal (DCA) Operating system Patch levels Applications Configuration settings Monitor CPU correction (BSM) Monitor new agents as they come on-line Close change request (ITSM) Executing a request for change

HP to acquire Opsware July 23, 2007

2 July 23,2007 This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware's business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP's and Opsware's Securities and Exchange Commission reports, including but not limited to the risks described in HP's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements. THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. OPSWARE STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE 'TO,' THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 (877) 371-5947, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER. Important Information

Ben Horowitz CEO, Opsware Welcome

4 July 23,2007 Agenda Ann Livermore, EVP – Technology Solutions Group Tom Hogan, SVP – HP Software Mark Hipp – HP Software, Integration Executive Q&A

Technology Solutions Group Ann Livermore Executive Vice President

6 July 23,2007 HP to acquire Opsware HP signed a definitive agreement to acquire Opsware Inc. Industry leader in Data Center Automation, one of the fastest growing segments of IT operations Tender offer of $14.25 per share, or an enterprise value of approximately $1.6 billion on a fully diluted basis, net of existing cash and debt Closing expected before the end of HP’s fourth fiscal quarter of 2007

7 July 23,2007 TSG FACTS: $33B+ business 100,000 employees Personal Systems Group Todd Bradley Technology Solutions Group Ann Livermore Imaging & Printing Group Vyomesh Joshi Enterprise Storage & Servers HP Software HP Services You are here

8.July 23,2007 TSG mission To be the best at helping customers manage and transform their IT environments to optimize business outcomes

9 July 23,2007 Why Opsware for HP? Leader in Business Technology Optimization acquires leader in one of the fastest growing segments of IT operations Positions HP as an industry leader in BSM, IT Service Management and Data Center Automation software and services Secures fast-growing revenue stream (66% in FY07) Results-driven, high-performance company with outstanding employees that are expected to be strong additions to HP

10 July 23,2007 One of world’s largest technology companies Trusted global brand Doing business in 170 countries HP Software - One of world’s six largest software businesses Winning culture committed to employees and innovation Why HP for Opsware?

Thomas E. Hogan Senior Vice President HP Software

Mark Hipp Integration Executive Integration Planning

13 July 23,2007 Opsware - Integration Planning Activities Announcement July 23 Pre-Close July 23+ Close HP fiscal fourth quarter Day 1/Onboarding Integration planning starts here Communications Business as usual Kick-off of employee enablement activities Organization planning Offer letter acceptances Product roadmap released to customers Employees on HP systems Welcome event scheduled Products can be sold & delivered through HP We are here

14 July 23,2007 Your path to information ... AskHP@opsware.com

Q&A HP Software

Frequently Asked Questions

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July 23, 2007

HP to acquire Opsware Inc.

Frequently Asked Questions for external audiences

General and deal rationale

What is HP announcing?

HP announced today that it has signed a definitive agreement to acquire Opsware Inc., a leading data center automation software company.

Why is HP acquiring Opsware?

The acquisition will establish HP as a leader in data center automation and will extend HP Software’s capabilities to automate the entire data center—from initial provisioning of servers, networks and storage devices to managing ongoing change and compliance requirements—with integrated process automation, removing the latency inherent in today’s IT environments.

The proposed deal will expand the HP portfolio of business technology optimization (BTO) software for IT operations and combine market leadership in business service management and IT service management with market leadership in data center automation, one of the fastest growing segments of IT operations.

The proposed deal will also solve our customers’ biggest pain point in IT operations—managing change. With the addition of the Opsware data center automation software portfolio, HP Software will offer market-leading solutions that mitigate risk by driving automated change throughout the data center and reduce costs by automating repetitive, manual processes.

Opsware is a results-driven, high-performing company with outstanding people who are expected to be a strong addition to HP. Additionally, Opsware has a fast-growing revenue stream (66% in FY07) and an established, loyal customer base for its automated data center capabilities.

Who is Opsware?

Headquartered in Sunnyvale, CA, Opsware is a market leader in data center automation. It is a public company with FY07 revenue of $101.7 million and year-over-year growth of 66%. Opsware has been identified by industry analysts as the fastest-growing server provisioning vendor and a leader in network change and configuration.

Opsware has an established, loyal customer base for its automated data center capabilities. More than 350 of the world’s largest companies, service providers and government agencies use Opsware to automate their data center.

1

Currently, Opsware has approximately 550 employees located around the world. Opsware is a results-driven, high-performing company with outstanding people who are expected to be a strong addition to HP.

How do Opsware and HP products fit together?

The acquisition will combine Opsware data center automation capabilities with existing HP Software business service management and IT service management solutions to deliver the next generation of IT operations.

What is the value to customers?

With the addition of the Opsware software portfolio, HP Software would offer market-leading solutions that reduce the cost of running data centers, provide IT end-to-end operations and mitigate the business impact of change.

What is “data center automation” software?

Data center automation refers to automating the lifecycle of IT data center resources, including provisioning, deploying, changing, scaling, securing, recovering, consolidating, auditing and reallocating servers, network devices, storage devices and business applications.

What is BTO?

BTO helps customers make sure that every IT investment, every resource allocation and every application in development or production meets their business goals.

How does Opsware support the HP business technology optimization (BTO) strategy?

BTO helps customers make sure that every investment in IT, every resource allocated and every application in development or production meets their business goals. Opsware adds market-leading technology and expertise in data center automation, turning data center operations into a competitive advantage for business. This allows businesses to accelerate their time to market and shift their spending from reactive problem solving to strategic initiatives.

Pricing and deal structure

What basis was used to price the deal?

HP looked at a number of factors, including public company comparables, acquisition comparables, discounted cash flow, trading range of Opsware stock and analyst price targets for Opsware stock.

Is this acquisition material to HP?

Opsware is an important acquisition that strengthens the HP BTO software portfolio. However, the acquisition is not material to HP from a financial reporting perspective.

What has HP previously said regarding its appetite for transactions?

This is an important acquisition, and we are excited about the opportunity. HP has indicated in the past that it is willing to do “digestible” strategic and financially sound acquisitions. HP’s acquisition of Opsware fits that profile.

How much cash does HP have before and after this transaction, and how much cash is it generating?

HP ended its second fiscal quarter April 30, 2007 with approximately $12 billion in cash.

2

What is the break up fee if the transaction doesn’t proceed with HP?

The break up fee is about $50 million and is payable only upon the occurrence of certain events as described in HP’s agreement with Opsware.

How much cash does Opsware have?

As of April 30, 2007, Opsware’s cash balance was approximately $74 million.

How much debt does Opsware have?

As of April 30, 2007, Opsware’s debt position was immaterial.

Approval process

Does this require HP or Opsware stockholder approval?

The acquisition would be conducted by means of a tender offer for all of the outstanding shares of Opsware, followed by a merger of Opsware with an HP subsidiary. Once HP commences the tender offer for all of Opsware’s outstanding shares, each Opsware stockholder will have the opportunity to make an independent investment decision whether to tender its shares in response to the offer.

Depending on the number of shares held by HP after its acceptance of all of the shares properly tendered in connection with the offer, Opsware stockholder approval of the subsequent merger may be required. HP stockholder approval will not be required.

Is this transaction subject to review by antitrust regulatory authorities?

The market impact of this transaction may be evaluated by U.S. and foreign regulators.

Opsware employment-related questions

What is the current status of Opsware’s organization?

Opsware is a publicly traded company, and as of January 31, 2007, had 452 employees, located in several locations around the world. Opsware was founded in 1999 and is headquartered in Sunnyvale, California.

How many employees does Opsware have? HP Software? HP?

As of January 31, 2007, Opsware had 452 employees. As of October 31, 2006, HP had 156,000 employees. HP does not break out the specific number of employees in its individual businesses.

What does today’s announcement mean for Opsware’s employees?

Today’s announcement is that HP and Opsware have signed an acquisition agreement, which is subject to certain closing conditions, whereby HP will acquire Opsware through a cash tender offer for all of the outstanding shares of Opsware, followed by a merger or Opsware with an HP subsidiary. We expect the acquisition to close in HP’s fourth fiscal quarter of 2007. Between now and the closing of the transaction, Opsware will continue its day-to-day business operations.

Will any Opsware employees lose their jobs as a result of today’s announcement?

Between now and closing of the transaction, there will be no changes in Opsware’s day-to-day business operations.

Will any Opsware employees lose their jobs after the closing?

Our intention is to acquire an operational business, and we expect that we would need Opsware employees to continue their current functions to maintain this business.

3

The announced agreement contains several closing conditions that must be satisfied before the acquisition can be completed, and we expect that all employment decisions will be made after those conditions have been satisfied, and that all employment offers will be made after these conditions have been satisfied and the closing has occurred.

Employees and their representatives will be informed and, where required, consulted in connection with any employment decisions in accordance with any applicable local legal requirements.

What will happen to senior Opsware executives?

The Opsware leadership team will continue to focus on current business and will be active leaders in the integration within their respective functions.

What will Ben Horowitz’s role be?

Following the close, Ben Horowitz is expected to lead the Business Technology Optimization Organization within HP Software.

How similar are the compensation programs for the two companies?

We do not disclose details of how compensation is structured. We are confident that we can work to align our compensation policies as part of the work to integrate these two businesses.

What will the organizational structure be for Opsware within HP?

After closing, Opsware would become part of the HP Software business, run by Thomas E. Hogan, Senior Vice President. HP Software is part of the HP Technology Solutions Group, led by Ann Livermore, Executive Vice President.

General Opsware questions

What are Opsware’s capabilities?

Opsware is a leading data center automation company. Its software automates the entire data center, from provisioning to patching, configuration to compliance and discovery to deployment, turning data center operations into a competitive advantage for business.

What does Opsware technology provide to HP?

Opsware adds market-leading technology and expertise in data center automation to the HP IT service management and business service management software portfolio.

What are Opsware’s latest financials?

Opsware’s financial statements for its fiscal quarter ended April 30, 2007 are included beginning on page 1 of its Q107 Form 10-Q, which is available at http://www.sec.gov/Archives/edgar/data/1100813/000110465907046684/0001104659-07-046684-index.htm.

Is there customer base overlap between Opsware and HP?

HP and Opsware do have customers in common. The acquisition would provide the opportunity to offer broader IT management capabilities to both Opsware customers and HP customers.

4

Does Opsware have particular strengths in certain vertical segments?

Opsware technology is used by hundreds of companies worldwide including banks, service providers, retailers, manufacturers and Internet companies

Who are Opsware’s key competitors in the market today? How does the Opsware acquisition affect the competitive landscape?

Opsware’s primary competitors include BladeLogic and IBM. We believe that the combined capabilities of Opsware and HP BTO software and services would allow Opsware to be even more competitive by providing more complete enterprise IT automation and management solutions for aligning business and IT.

Does the addition of data center automation take HP Software into a new market?

Opsware has a strong customer base for its data center automation capabilities. Opsware’s strengths in data center automation would complement the IT service management and business service management of HP Software.

General HP questions

How does today’s acquisition fit into HP’s broader software and enterprise strategies?

This acquisition would expand HP’s business technology optimization BTO portfolio and enhance HP’s ability to automate IT business outcomes.

Does this acquisition further HP’s next generation data center intentions? If so, how?

This acquisition focuses on adding new data center automation capabilities to our software portfolio.

What previous acquisitions has HP made for its enterprise management portfolio?

This acquisition would build upon the several acquisitions made by HP in the past three years of leading software technology, products and services to create one of the world’s leading portfolio of enterprise IT management software and services. Among these acquisitions are:

Select Access from Baltimore Technologies (2003): identity access management

Talking Blocks (2003): SOA management

CodeArts (2004): virtual machine management

Novadigm (2004): client configuration management

Consera Software (2004): configuration management

TruLogica (2004): identity user provisioning

AppIQ (2005): infrastructure management

RLX (2005): infrastructure management

Outerbay (2005): storage infrastructure management

Peregrine Systems (2005): asset management, service management and service request management

5

TrustGenix (2005): federated identity management

Mercury (2006): application delivery and management, IT and SOA governance

Bristol Technologies (2007): business transaction management

SPI Dynamics (pending): application security assessment

Will there be any follow-on acquisitions?

We continually look for growth opportunities.

Will any HP employees lose their jobs if the acquisition is completed?

As with most acquisitions, there may be areas of overlap in certain roles. The announced agreement contains several closing conditions that must be satisfied before the acquisition can be completed, and we expect that all employment decisions will be made after those conditions have been satisfied and the closing has occurred.

Employees and their representatives will be informed and, where required, consulted in connection with all employment decisions in accordance with any applicable local legal requirements.

HP Software Business

How will Opsware be integrated within HP?

After closing, Opsware would become part of the HP Software Business, run by Thomas E. Hogan, Senior Vice President, within the HP Technology Solutions Group, run by Ann Livermore, Executive Vice President.

How will the Opsware portfolio be integrated with the rest of TSG, comprising servers, storage and HP Services?

As with HP Software, Opsware supports the heterogeneous IT environments that our customers have. We believe that the combination of Opsware and HP would provide the best IT management and automation, the best IT infrastructure and the best professional services and solutions to deliver value to our customers.

Sales and customer channels

Will Opsware products be sold through HP?

Following the close of the acquisition, Opsware products would be available from HP through standard HP sales and service channels. More information about product integration, branding and the selling model would be available after the acquisition closes.

Important information

THESE FREQUENTLY ASKED QUESTIONS ARE FOR INFORMATIONAL PURPOSES ONLY AND ARE NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). OPSWARE STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE ‘TO,’ THE OFFER TO

6

PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SEC THROUGH THE SEC’S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 877 371 5947, OR FROM HP. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

Forward-looking statements

These frequently asked questions contain forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP’s and Opsware’s Securities and Exchange Commission reports, including but not limited to the risks described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements.

© 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. The only warranties for HP products and services are set forth in the express warranty statements accompanying such products and services. Nothing herein should be construed as constituting an additional warranty. HP shall not be liable for technical or editorial errors or omissions contained herein.
7/2007

7

July 23, 2007

TO:	HP Software customers

FROM:	Thomas E. Hogan, Senior Vice President, HP Software

SUBJECT:	HP to Acquire Opsware Inc., establishing HP as a leader in data center automation software market

Today, HP announced that we signed a definitive agreement to acquire Opsware Inc., a leader in data center automation software.

We have heard from you, our customers, that data center management has become one of your most critical pain points. We understand that the high growth in IT management costs and complexity is driving the need for automation.

The proposed acquisition of Opsware will establish HP as a leader in data center automation and will extend HP Software’s capabilities to automate the entire data center—from initial provisioning of servers, networks and storage devices to managing ongoing change and compliance requirements—with integrated process automation, removing the latency inherent in today’s IT environments.

The proposed deal will expand the HP portfolio of business technology optimization (BTO) software for IT operations and combine market leadership in business service management and IT service management with market leadership in data center automation, one of the fastest growing segments in IT operations.

The proposed deal will also solve your biggest pain point in IT operations— managing change. With the addition of the Opsware data center automation software portfolio, HP Software will offer market-leading solutions that mitigate risk by driving automated change throughout the data center and reduce costs by automating repetitive, manual processes.

The addition of Opsware will reinforce our commitment to you and our standing as one of the world’s leading software companies. We are excited about the opportunity to better serve your needs and help you deliver better business outcomes from your IT investments.

We will update you on our plans for integration when the acquisition closes, which is expected to occur in HP’s fourth fiscal quarter of 2007 (subject to customary closing conditions). In the meantime, if you have any questions about this announcement, please contact your HP sales representative.

Regards,

Tom

THIS LETTER IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. OPSWARE STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE ‘TO,’ THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 877 371 5947, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

Frequently Asked Questions

July 23, 2007

HP to acquire Opsware Inc.

Frequently Asked Questions for customers

General and deal rationale

What is HP announcing?

HP announced today that it has signed a definitive agreement to acquire Opsware Inc., a leading data center automation software company.

Why is HP acquiring Opsware?

The acquisition will establish HP as a leader in data center automation and will extend HP Software’s capabilities to automate the entire data center—from initial provisioning of servers, networks and storage devices to managing ongoing change and compliance requirements—with integrated process automation, removing the latency inherent in today’s IT environments.

The proposed deal will expand the HP portfolio of business technology optimization (BTO) software for IT operations and combine market leadership in business service management and IT service management with market leadership in data center automation, one of the fastest growing segments of IT operations.

The proposed deal will also solve our customers’ biggest pain point in IT operations— managing change. With the addition of the Opsware data center automation software portfolio, HP Software will offer market-leading solutions that mitigate risk by driving automated change throughout the data center and reduce costs by automating repetitive, manual processes.

Opsware is a results-driven, high-performing company with outstanding people who are expected to be a strong addition to HP. Additionally, Opsware has a fast-growing revenue stream (66% in FY07) and an established, loyal customer base for its automated data center capabilities.

Who is Opsware?

Headquartered in Sunnyvale, CA, Opsware is a market leader in data center automation. It is a public company with FY07 revenue of $101.7 million and year-over-year growth of 66%. Opsware has been identified by industry analysts as the fastest-growing server provisioning vendor and a leader in network change and configuration.

Opsware has an established, loyal customer base for its automated data center capabilities. More than 350 of the world’s largest companies, service providers and government agencies use Opsware to automate their data center.

1

Opsware currently has approximately 550 employees located around the world. Opsware is a results-driven, high-performing company with outstanding people who are expected to be a strong addition to HP.

How do Opsware and HP products fit together?

The acquisition will combine Opsware data center automation capabilities with existing HP Software business service management and IT service management solutions to deliver the next generation of IT operations.

What is the value to customers?

With the addition of the Opsware software portfolio, HP Software would offer market-leading solutions that reduce the cost of running data centers, provide IT end-to-end operations and mitigate the business impact of change.

Products and technology

What will happen to the various product lines that Opsware currently markets?

We intend to support Opsware’s existing customers. We also intend to strengthen the integration between Opsware solutions and the HP Software portfolio.

Don’t HP and Opsware have similar product capabilities? How will you resolve overlapping functionality?

HP Software provides client automation expertise today for managing the configuration, identity and assets of desktop systems. Opsware would add enhanced automated management capabilities for servers, networks and storage, complementing HP Software capabilities.

Sales contacts

Whom should I work with if I am interested in the other company’s products?

Continue to work with your HP or Opsware sales representative as you currently do. Your sales representative can answer your sales, product, pricing, service and support questions.

If you are interested in products from the other company, you need to contact a sales representative from the other company for more information. Until the acquisition closes, the two companies must continue to operate independently.

How will HP and Opsware operate after the close of the acquisition?

Following the closing of the acquisition, Opsware will become part of the HP Software organization, and the Opsware sales organization will become part of HP Software Sales.

Will the acquisition affect my relationship with my HP partner?

Continue to work with your partner as you currently do. After closing, we would work with Opsware and HP Software channel partners to determine how to combine and optimize their strengths. As part of our go-to-market program, we would determine how to enable HP Software channel partners to sell Opsware products and how to align Opsware partners with HP partner programs.  More information will be made available when the acquisition closes.

2

General Opsware questions

Will any Opsware employees lose their jobs as a result of today’s announcement?

Between now and closing of the transaction, there will be no change in Opsware’s day-to-day business operations.

The announced agreement requires a number of steps to obtain government and shareholder approval before the merger will be final, and we expect that any employment decisions will be made at the conclusion of that process. Employees and their representatives will be informed and, where required, consulted in connection with any employment decisions in connection with local legal requirements.

What will happen to senior Opsware executives?

The Opsware leadership team will continue to focus on current business and will be active leaders in the integration within their respective functions.

How will Opsware be integrated within HP?

After closing, Opsware would become part of the HP Software business, run by Thomas E. Hogan, Senior Vice President. HP Software is part of the HP Technology Solutions Group, led by Ann Livermore, Executive Vice President.

General HP questions

How does today’s acquisition fit into HP’s broader software and enterprise strategies?

This acquisition would expand HP’s business technology optimization BTO portfolio and enhance HP’s ability to automate IT business outcomes.

What previous acquisitions has HP made for its enterprise management portfolio?

This acquisition would build upon the several acquisitions made by HP in the past several years of leading software technology, products and services to create one of the world’s leading portfolios of enterprise IT management software and services. Among these acquisitions are:

Select Access from Baltimore Technologies (2003): identity access management

Talking Blocks (2003): SOA management

CodeArts (2004): virtual machine management

Novadigm (2004): client configuration management

Consera Software (2004): configuration management

TruLogica (2004): identity user provisioning

AppIQ (2005): infrastructure management

RLX (2005): infrastructure management

Outerbay (2005): storage infrastructure management

Peregrine Systems (2005): asset management, service management and service request management

TrustGenix (2005): federated identity management

Mercury (2006): application delivery and management, IT and SOA governance

3

Bristol Technologies (2007): business transaction monitoring

SPI Dynamics (pending): application security assessment software

Will there be any follow-on acquisitions?

We continually look for growth opportunities.

Important information

THESE FREQUENTLY ASKED QUESTIONS ARE FOR INFORMATIONAL PURPOSES ONLY AND ARE NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). OPSWARE STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE ‘TO,’ THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SEC THROUGH THE SEC’S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 877 371 5947, OR FROM HP. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

Forward-looking statements

These frequently asked questions contain forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP’s and Opsware’s Securities and Exchange Commission reports, including but not limited to the risks described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter

4

ended April 30, 2007 and Opsware’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements.

© 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. The only warranties for HP products and services are set forth in the express warranty statements accompanying such products and services. Nothing herein should be construed as constituting an additional warranty. HP shall not be liable for technical or editorial errors or omissions contained herein.
7/2007

5

July 23, 2007

TO:	HP Software partners

FROM:	Thomas E. Hogan, Senior Vice President, HP Software

SUBJECT:	HP to Acquire Opsware Inc., establishing HP as a leader in data center automation software market

Today, HP announced that we signed a definitive agreement to acquire Opsware Inc., a leader in data center automation software.

The proposed acquisition of Opsware will establish HP as a leader in data center automation and will extend HP Software’s capabilities to automate the entire data center—from initial provisioning of servers, networks and storage devices to managing ongoing change and compliance requirements—with integrated process automation, removing the latency inherent in today’s IT environments.

The proposed deal will expand the HP portfolio of business technology optimization (BTO) software for IT operations and combine market leadership in business service management and IT service management with market leadership in data center automation, one of the fastest growing markets in IT.

The proposed deal will also solve our customers’ biggest pain point in IT operations— managing change. With the addition of the Opsware data center automation software portfolio, HP Software will offer market-leading solutions that mitigate risk by driving automated change throughout the data center and reduce costs by automating repetitive, manual processes.

Additional sales opportunities

Upon its close, this acquisition will provide additional sales opportunities for HP partners. We will be combining two businesses, each growing faster than its addressable market. The combination will make HP a leader in change and configuration management software.

We will focus on the go-to-market program for the Opsware products and services when the acquisition closes, which is expected to occur in HP’s fourth fiscal quarter of 2007 (subject to customary closing conditions).

After that time, we will let you know as decisions are made about the role of HP Software partners. Until then, we encourage you to continue doing business as you have been. If you have any questions about this announcement, please contact your HP partner representative.

Good selling…

Tom

THIS LETTER IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. OPSWARE STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE ‘TO,’ THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 877 371 5947, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

Frequently Asked Questions

July 23, 2007

HP to acquire Opsware Inc.

Frequently Asked Questions for partners

General and deal rationale

What is HP announcing?

HP announced today that it has signed a definitive agreement to acquire Opsware Inc., a leading data center automation software company.

Why is HP acquiring Opsware?

The acquisition will establish HP as a leader in data center automation and will extend HP Software’s capabilities to automate the entire data center—from initial provisioning of servers, networks and storage devices to managing ongoing change and compliance requirements—with integrated process automation, removing the latency inherent in today’s IT environments.

The proposed deal will expand the HP portfolio of business technology optimization (BTO) software for IT operations and combine market leadership in business service management and IT service management with market leadership in data center automation, one of the fastest growing segments of IT operations.

The proposed deal will also solve our customers’ biggest pain point in IT operations— managing change. With the addition of the Opsware data center automation software portfolio, HP Software will offer market-leading solutions that mitigate risk by driving automated change throughout the data center and reduce costs by automating repetitive, manual processes.

Opsware is a results-driven, high-performing company with outstanding people who are expected to be a strong addition to HP. Additionally, Opsware has a fast-growing revenue stream (66% in FY07) and an established, loyal customer base for its automated data center capabilities.

Who is Opsware?

Headquartered in Sunnyvale, CA, Opsware is a market leader in data center automation. It is a public company with FY07 revenue of $101.7 million and year-over-year growth of 66%. Opsware has been identified by industry analysts as the fastest-growing server provisioning vendor and a leader in network change and configuration.

Opsware has an established, loyal customer base for its automated data center capabilities. More than 350 of the world’s largest companies, service providers and government agencies use Opsware to automate their data center.

1

Currently, Opsware has approximately 550 employees located around the world. Opsware is a results-driven, high-performing company with outstanding people who are expected to be a strong addition to HP.

How do Opsware and HP products fit together?

The acquisition will combine Opsware data center automation capabilities with existing HP Software business service management and IT service management solutions to deliver the next generation of IT operations.

What is the value to customers?

With the addition of the Opsware software portfolio, HP Software would offer market-leading solutions that reduce the cost of running data centers, provide IT end-to-end operations and mitigate the business impact of change.

Do you plan to integrate Opsware’s partners into HP partner programs?

After closing, HP would work with Opsware and HP Software partners to determine how to combine and optimize their strengths. As part of our go-to-market program, we would determine how to enable HP Software partners to sell Opsware products and how to align Opsware partners with HP partner programs.  More information will be made available when the acquisition closes.

How does the acquisition affect partners who have relationships with both HP and Opsware?

At this time, both partner programs are continuing as they have. Customers should continue to work with both their HP and Opsware contacts. More information will be made available when the acquisition closes.

Where can I get information on Opsware products?

You can access information about Opsware from www.opsware.com.

When will I be able to sell Opsware products?

We will determine that as part of our integration planning after the acquisition closes.

What should I do if my customer wants to buy Opsware products now?

Your customer should contact Opsware. Until the acquisition closes, the two companies must continue to operate independently.

Will training be available for Opsware products?

We intend to offer training across the Opsware product line. More information will be made available after the acquisition closes.

Important information

THESE FREQUENTLY ASKED QUESTIONS ARE FOR INFORMATIONAL PURPOSES ONLY AND ARE NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). OPSWARE STOCKHOLDERS AND OTHER INVESTORS

2

SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE ‘TO,’ THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SEC THROUGH THE SEC’S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 877 371 5947, OR FROM HP. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

Forward-looking statements

These frequently asked questions contain forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP’s and Opsware’s Securities and Exchange Commission reports, including but not limited to the risks described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements.

© 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. The only warranties for HP products and services are set forth in the express warranty statements accompanying such products and services. Nothing herein should be construed as constituting an additional warranty. HP shall not be liable for technical or editorial errors or omissions contained herein.
7/2007

3

Message from Tom Hogan

[Opsware employees]

HP Signs Agreement to Acquire Opsware Inc.

Dear Opsware Employees -

By now you may be aware of today’s big news. HP has just signed a definitive agreement to acquire Opsware Inc., and it’s a pleasure for me to have this opportunity to express our excitement about the plan and what it will mean to HP’s business and customers. Your market-leading solutions will enhance HP’s IT operations solutions by expanding our data center automation offerings. Our combined solutions will enable our customers to automate the entire data center from initial provisioning of servers, networks and storage devices through ongoing changes and updates with integrated process automation, removing the latency inherent in today’s IT environments. Put simply, we will have the opportunity to create the next generation of capabilities in IT operations.

By way of introduction, HP Software is the sixth largest software business in the world, but just as important, it is one of the fastest growing. As a company, we’ve made a major commitment to growing our enterprise software business. Our Business Technology Optimization (BTO) portfolio contains market-leading solutions in the strategy, applications and operations domains of IT management. We also support our customers’ needs to manage escalating amounts of business information with our Business Information Optimization (BIO) solutions.

Your solutions for data center automation will expand our leadership in IT operations. We understand and value the intellectual property you have developed. We are also tremendously enthusiastic about you as leaders and technologists who have built a company that is a clear market leader. Moreover, following the closing, Ben Horowitz is expected to lead our important BTO organization within HP Software as a member of my management team.

We expect the acquisition to close in HP’s fourth fiscal quarter of 2007, which ends on October 31. At that time Opsware would become part of the HP Software business. I also want to let you know that HP’s intention is to acquire an operational business, and that means we expect to need most Opsware employees to continue in their current functions.

Between now and the closing of the transaction, be assured that there will be no changes in the day-to-day business operations, and your management team will continue to operate business as usual. Our companies will operate as separate entities as the transaction goes through regulatory review and other closing processes. To answer questions about the acquisition, we plan to set up an informational link at askHP@opsware.com. This should be operational later today.

Best regards,

Tom Hogan

THIS MESSAGE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. OPSWARE STOCKHOLDERS AND OTHER INVESTORS

SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE “TO,” THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 877 371 5947, OR FROM HP. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

This message contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP’s and Opsware’s Securities and Exchange Commission reports, including but not limited to the risks described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements.

Frequently Asked Questions

July 23, 2007

HP to acquire Opsware Inc.
Frequently Asked Questions for Opsware employees

General and deal rationale

What is HP announcing?

HP announced today that it has signed a definitive agreement to acquire Opsware Inc., a leading data center automation software company.

Why is HP acquiring Opsware?

The acquisition will extend HP Software’s capabilities to automate the entire data center—from initial provisioning of servers, networks and storage devices to managing ongoing change and compliance requirements—with integrated process automation, removing the latency inherent in today’s IT environments.

The proposed deal will establish HP as a leader in data center automation and expand the HP portfolio of business technology optimization (BTO) software for IT operations and combine market leadership in business service management and IT service management with market leadership in data center automation, one of the fastest growing segments of IT operations.

The proposed deal also will solve our customers’ biggest pain point in IT operations— managing change. With the addition of the Opsware data center automation software portfolio, HP Software will offer market-leading solutions that mitigate risk by driving automated change throughout the data center and reduce costs by automating repetitive, manual processes.

Opsware is a results-driven, high-performing company with outstanding people who are expected to be a strong addition to HP. Additionally, Opsware has a fast-growing revenue stream (66% in FY07) and an established, loyal customer base for its automated data center capabilities.

What does today’s announcement mean for Opsware’s market opportunity?

HP’s agreement to acquire Opsware is a unique opportunity for Opsware to pursue Opsware’s strategy to grow faster than the market and would give Opsware the resources to be a leader in data center automation and IT operations. By leveraging the strength of HP’s brand and global footprint, Opsware will be in a position to penetrate more IT organizations. With this transaction, Opsware will instantaneously generate greater worldwide awareness for Opsware’s data center automation solutions. The combination of HP and Opsware will accelerate our ability to shape the future of IT automation.

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What does today’s announcement mean for Opsware’s employees?

Today’s announcement is that HP and Opsware have signed an acquisition agreement, which is subject to certain closing conditions, whereby HP will acquire Opsware through a cash tender offer for all of the outstanding shares of Opsware, followed by a merger of an HP subsidiary with Opsware. We expect the acquisition to close in HP’s fourth fiscal quarter of 2007, ending October 31. Between now and the closing of the transaction, Opsware will continue its day-to-day business operations.

What does today’s announcement mean to your job at Opsware?

HP’s intention is to acquire an ongoing business, and it is very clear that HP needs most employees to continue in their current functions to maintain this business. As with most acquisitions, there may be areas of overlap in certain roles. Final employment decisions will occur during the integration process after the closing of the acquisition.

What will happen to Opsware executives, such as Ben Horowitz?

Our expectation is that the Opsware leadership team will continue to focus on current business and will be active leaders in the integration within their respective functions. Following the close, Ben Horowitz is expected to lead the Business Technology Optimization organization within HP Software.

What is HP’s vision for Opsware?

The Opsware acquisition would enhance the HP BTO portfolio, combining Opsware data center automation capabilities with existing HP Software business service management and IT service management solutions to deliver the next generation of IT operations.

How will our customers benefit?

Leveraging the HP brand, global reach and strength in IT management software, the acquisition would significantly enhance the ability to help Opsware customers manage their IT operations across the entire lifecycle—from end user to the data center.

HP would provide Opsware customers with access to the industry’s broadest portfolio of enterprise IT management software, enabling them to align business and technology.
HP also has a worldwide presence with customers in more than 170 countries and would be able to more efficiently deliver a combined suite of solutions to global customers.

Furthermore, HP products are backed by a full range of services and support.

Will we get the funding/resources we need to continue developing and marketing Opsware products?

HP expects to continue to invest in Opsware technology and in marketing Opsware solutions as an important component of our BTO strategy.

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How should Opsware and HP employees interact between now and when the deal closes?

Between now and the closing of the transaction, Opsware needs to continue its day-to-day business operations, and HP and Opsware will continue to operate as separate companies. Some integration planning will begin closer to when the acquisition closes, which may involve some Opsware employees.

Integration

What will happen to the various product lines that we currently market?

HP intends to invest in Opsware products and support your existing customers. We also intend to strengthen the integration between Opsware and HP Software solutions.

Will our products be rebranded? How will Opsware products be sold?

Following the close of the acquisition, Opsware products would become part of the HP Software portfolio available from HP through the HP Software sales and service channels. More information about branding and the selling model would be available after the acquisition closes.

How will Opsware be integrated within HP?

After closing, Opsware would become part of the HP Software business, led by Thomas E. Hogan, Senior Vice President. Following the close, Ben Horowitz is expected to lead the Business Technology Optimization organization within HP Software.

Will Opsware employees relocate to HP facilities?

This will be determined as part of the integration planning process. Updates will be provided on an ongoing basis.

Opsware has strong partnerships, including EDS and Cisco. Will this continue after HP acquires us?

HP recognizes that Opsware has existing alliances with EDS and Cisco, which have contributed greatly to its success. HP already has a relationship with these vendors and will continue working with them for continuous support of existing customers and to develop new business opportunities.

When will HP publish an integration plan and roadmap?

Product and integration plans will be defined and communicated after the close of the acquisition. Integration planning will begin as the close approaches.

Where do Opsware employees go with questions about HP?

Upon closing the acquisition, HP will communicate with you to help integrate Opsware and HP people, processes and culture. HP will also provide an orientation and training on HP contacts and where to go for HP-related information. We will also provide pointers to HP processes and resources. In the meantime, you can send questions about HP to your manager.

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Compensation and benefits

What will happen to my healthcare benefits?

HP offers a comprehensive and competitive compensation and benefits package to its employees. Total Rewards sessions, hosted by HP benefits and compensation representatives, will occur shortly after the close.

What will happen to my compensation and benefits?

HP offers a comprehensive and competitive compensation and benefits package to its employees. More specific information will be shared later.

What does this mean for Opsware vested stock options?

Generally, at the close of the acquisition, any outstanding and vested options that have an exercise price less than $14.25 per share will receive cash equal to the difference between the $14.25 and the exercise price, multiplied by the number of such vested shares, subject to applicable tax and social insurance withholding requirements.

What does this mean for Opsware unvested stock options?

At the effective close of the acquisition, HP will convert Opsware outstanding and unvested options into HP options with an exercise price below $14.25 into HP options, subject to the following conditions:

•   the option holder must be an employee or service provider of HP or an HP subsidiary immediately after the effective time,

•   for non-U.S. employees:

•   HP must be able to obtain applicable regulatory approvals or be able to convert such options under local laws, and

•   conversion of the options must be in line with HP policies and practices in the applicable jurisdiction.

The number of options and the exercise price of those options will be adjusted according to a conversion ratio, as specified in the Merger Agreement, which will preserve the economic value of the options.

What does this mean for the restricted shares that Opsware employees have?

At the effective close of the acquisition, HP will pay employees who hold less than 500 restricted shares cash equal to $14.25 per restricted share, subject to applicable tax and social insurance withholding requirements.

How will employees on visas be affected?

Until the close of the acquisition, employees with visas will remain in their current Opsware status.  Continuing employees who receive an offer of ongoing employment with HP will receive assistance from HP in transferring visa status.

How will the acquisition affect the Opsware Employee Stock Purchase (ESPP) Program?

The current ESPP offering period will continue until the current purchase date of August 31, 2007. Effective July 20, participants will be able to remain in the plan at their current participation level, reduce the participation level or withdraw prior to the purchase date. The ESPP will be terminated on August 31, 2007.

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Important information

THESE FREQUENTLY ASKED QUESTIONS ARE FOR INFORMATIONAL PURPOSES ONLY AND ARE NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF OPSWARE COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). OPSWARE STOCKHOLDERS AND OTHER INVESTORS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, OPSWARE STOCKHOLDERS AND OTHER INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE ‘TO,’ THE OFFER TO PURCHASE AND RELATED DOCUMENTS WITHOUT CHARGE FROM THE SEC THROUGH THE SEC’S WEBSITE AT WWW.SEC.GOV. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ALSO WILL BE ABLE TO OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT +1 877 750 5838 OR BY EMAIL AT INFO@INNISFREEMA.COM, FROM J.P. MORGAN SECURITIES, INC, THE DEALER MANAGER FOR THE OFFER, AT +1 877 371 5947, OR FROM HP. OPSWARE STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

Forward-looking statements

These frequently asked questions contain forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Opsware’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP’s and Opsware’s Securities and Exchange Commission reports, including but not limited to the risks described in HP’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007 and Opsware’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007. HP assumes no obligation and does not intend to update these forward-looking statements.

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© 2007 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. The only warranties for HP products and services are set forth in the express warranty statements accompanying such products and services. Nothing herein should be construed as constituting an additional warranty. HP shall not be liable for technical or editorial errors or omissions contained herein.

7/2007

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